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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of: November 2010	Commission File Number: 1-12384

SUNCOR ENERGY INC.
(Name of registrant)

150 Sixth Avenue S.W.
P.O. Box 2844
Calgary, Alberta
Canada, T2P 3E3

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If "Yes" is marked, indicate the number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

 CONTROLS AND PROCEDURES

A.    Disclosure Controls and Procedures

        See page number 43 of Exhibit 99.2.

B.    Changes in Internal Control Over Financial Reporting

        See page numbers 41 and 42 of Exhibit 99.2.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNCOR ENERGY INC.
Date: November 4, 2010
	By:	/s/ Shawn Poirier Shawn Poirier Assistant Corporate Secretary

 EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press Release Dated November 4, 2010
99.2	Management's Discussion and Analysis for the third quarter ended September 30, 2010
99.3	Unaudited Interim Consolidated Financial Statements for the third quarter ended September 30, 2010
99.4	Certification of the President and Chief Executive Officer
99.5	Certification of the Chief Financial Officer

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CONTROLS AND PROCEDURES
SIGNATURES
EXHIBIT INDEX